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                           August 9, 2021

       Robert Dixon
       Chief Executive Officer
       MacKenzie Realty Capital, Inc.
       89 Davis Road, Suite 100
       Orinda, CA 94563

                                                        Re: MacKenzie Realty
Capital, Inc.
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Response dated July
2, 2021
                                                            File No. 024-11503

       Dear Mr. Dixon:

              We have reviewed your response letter and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 17, 2021 letter.

   1. We note your responses to comments 8, 9, 10 and 11. Based on our analysis of the relevant facts and
circumstances, it appears that the Company is an    investment company
                                                        within the meaning of
Section 3(a)(1)(C) of the 1940 Act and would remain such until the percentage of the
Company   s assets that constitute investment securities falls below 40%
                                                        as set forth in that
Section. Please indicate whether the Company has complied with the
                                                        1940 Act and the rules
and regulations thereunder since filing its notification of
                                                        withdrawal of election
to be regulated as a BDC on December 31, 2020, including
                                                        whether the preferred
stock that the Company seeks to offer complies with the relevant provisions set forth in
Section 18 of the 1940 Act.
 Robert Dixon
FirstName
MacKenzieLastNameRobert     Dixon
           Realty Capital, Inc.
Comapany
August     NameMacKenzie Realty Capital, Inc.
       9, 2021
August
Page 2 9, 2021 Page 2
FirstName LastName
       You may contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you
have questions regarding the financial statements and related matters. Please contact Ronald
(Ron) E. Alper at 202-551-3329 or Jennifer Gowetski at 202-551-3401 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:      Rebecca Taylor